Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: SouthTrust Corporation
Commission File No.: 333-117283

Date: September 13, 2004

This filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to each of Wachovia Corporation, SouthTrust Corporation and the combined company following the proposed merger between Wachovia and SouthTrust, as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the merger, including future financial and operating results, cost savings, enhanced revenues and the accretion or dilution to reported earnings that may be realized from the merger, (ii) statements relating to the benefits of the retail securities brokerage combination transaction between Wachovia and Prudential Financial, Inc. completed on July 1, 2003, including future financial and operating results, cost savings, enhanced revenues and the accretion of reported earnings that may be realized from the brokerage transaction, (iii) statements regarding certain of Wachovia’s and/or SouthTrust’s goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s or SouthTrust’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust in connection with the merger or the businesses of Wachovia and Prudential in the brokerage transaction will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger or the brokerage transaction may not be fully realized or realized within the expected time frame; (3) revenues following the merger or the brokerage transaction may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger or the brokerage transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of Wachovia’s or SouthTrust’s shareholders to approve the merger; (7) the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or SouthTrust conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s and/or SouthTrust’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) inflation, interest rate, market and monetary fluctuations; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s capital markets and capital management activities, including, without limitation, Wachovia’s mergers and acquisition advisory business, equity and debt underwriting activities, private equity investment activities, derivative securities activities, investment and wealth management advisory businesses, and brokerage activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed merger or other matters and attributable to Wachovia or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed merger will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and, on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of Wachovia and SouthTrust and other relevant documents concerning the proposed merger. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia—Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the proposed merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

The following presentation was used in a meeting with securities analysts on Monday, September 13, 2004

The following presentation was used in a meeting with securities analysts on Monday, September 13, 2004

Wachovia Corporation

Lehman Brothers

Financial Services Conference September 13, 2004

Ken Thompson Chairman and CEO

Wachovia in perspective

Diversified scale businesses

Key Business Lines

General Bank

(Retail, small business and commercial banking)

2,500 branches, 4,400 ATMs

Capital Management

Retail Brokerage: 10,900 registered reps Asset Management: $248 billion AUM

Wealth Management (Private Banking)

67,000 clients, $60 billion client AUM Commercial insurance agency

Corporate and Investment Bank

2,200 middle-market clients Cash management Preferred securities* Loan syndications* High yield*

TTM Revenues ($ millions) $9,119 $5,590 $1,025 $4,864

U.S. Rank

#3

#3 #25

#3 of U.S. Banks

#2 #3 #4 #7

Trailing twelve months (TTM) through June 30, 2004.

*YTD 2004 league table ranking based on lead number of issues/deals.

Page 1 – #3736 Lehman Brothers, Ken Thompson

Wachovia in perspective

Revenue and earnings momentum

General Bank

Wealth Management

Corporate and Investment Bank

Capital Management

2Q04 vs. 2Q03 Growth

5%

16%

13%

49%

18%

56%

63%

44%

Revenue

Earnings*

*Represents net income as reported on a segment basis.

Page 2 – #3736 Lehman Brothers, Ken Thompson

Delivering for our shareholders

2Q04 earnings* momentum vs. last quarter

4%

0% vs. 1 year ago

12%

19% (#4) vs. 4Q01

20%

64%(#4)

Median—Top 20 U.S. Banks

Wachovia

*Represents net income available to common shareholders excluding merger-related and restructuring expenses of $47 million after-tax in 2Q04, $48 million after-tax in 1Q04, $60 million after-tax in 2Q03, and $63 million after-tax in 4Q01. Including such expenses, earnings growth for Wachovia would have been 0% vs. last quarter, 21% vs. 1 year ago, and 72% vs. 4Q01.

Page 3 – #3736 Lehman Brothers, Ken Thompson

Moving forward

Strategically focused on managing for growth

Focus on maintaining employee engagement Focus on building customer loyalty Focus on execution of revenue growth strategies Focus on improving cost structure and operating efficiencies Focus on financial strength and corporate governance Focus on SouthTrust merger approval and successful merger integration

Page 4 – #3736 Lehman Brothers, Ken Thompson

Diversified scale businesses

Driven by fully engaged employees

Employee engagement at an all-time high

Customer service and loyalty scores remain near all-time highs Our inclusive workplace fosters employee loyalty

Working Mother —”Top 10 Company, Best in Financial Services Industry, Best in Class for Family Friendly Company Culture”

NAACP Annual Survey —”Best in the Financial Services Industry for Commitment to Diversity”

Latina Style — “Top 12 Company for Latinas”

Diversity Inc — “Top 50 Company for Diversity” Essence — “Outstanding Company for Black Women”

Page 5 – #3736 Lehman Brothers, Ken Thompson

Service momentum

Superior customer service with focus on customer loyalty

Customer Satisfaction Scores*

5.59

6.13

6.29

6.37

6.55

6.58

6.57

1Q99 1Q00 1Q01 1Q02 1Q03 1Q04 2Q04

*Data is from independent studies conducted with customers who transact in our Financial Centers. Scores prior to 1Q02 for legacy First Union only. Scale of 1-7.

Percentage Loyal Customers*

39.5% 40.2%

43.8%

45.3%

46.7%

50.0%

3Q02 4Q02 2Q03 4Q04 2Q04 2004 Goal

*Data is from independent studies conducted with customers who transact in our Financial Centers.

Definition of a loyal customer is a customer who rates all three loyalty questions – satisfaction with Wachovia, likelihood to recommend, and likelihood to repurchase – a 7 (scale of 1-7).

Page 6 – #3736 Lehman Brothers, Ken Thompson

GBG revenue growth strategy

Acquire and retain customers

Annualized Controllable Customer Acquisition and Attrition

Acquisition

Attrition

11.6%

12.0%

12.9%

14.1%

14.5%

10.5%

10.2% 10.1% 10.0%

10.5%

2Q03 3Q03 4Q03 1Q04 2Q04

New/ Lost Ratio*

1.11 1.17 1.27 1.41 1.38

*Retail, Small Business and Business Banking core households gained divided by core households lost. Core households exclude single service credit card, mortgage and trust households and out of footprint households.

Page 7 – #3736 Lehman Brothers, Ken Thompson

Retail & Small Business
Leveraging the sales culture

Legacy WB branch loan production as a % of a legacy FTU branch has increased while legacy FTU branch loan production has grown more than five-fold



Loan Production/Branch
($ in thousands)
+1,293%
+459%
167
1,847
2,326
666
3,720
3Q01
2Q03
2Q04
3Q01
2Q04
Legacy WB
Legacy FTU



Legacy WB Loan Production as a % of Legacy FTU
25%
52%
63%
100%
3Q01
2Q03
Conversions & Rebranding Completed
2Q04
Goal

Page 8 – #3736 Lehman Brothers, Ken Thompson

WACHOVIA

Retail & Small Business
Leveraging the sales culture

Legacy WB branch investment production as a % of a legacy FTU branch has increased while legacy FTU branch investment production has more than tripled

Investment Production/Branch
($ in thousands)


+255%
0
26
29
11
39
3Q01
2Q03
2Q04
3Q01
2Q04
Legacy WB
Legacy FTU

Legacy WB Investment Production as a % of Legacy FTU


100%
73%
59%
0%
3Q01
2Q03
2Q04
Goal
Conversions &
Rebranding Completed

Page 9 – #3736 Lehman Brothers, Ken Thompson

WACHOVIA

Retail & Small Business

Strong sales culture drives revenue growth

Same-store Production

($ in thousands)

Deposits

+9%

2,449

2,680

2Q03 2Q04

Loans

+7%

3,265

3,490

2Q03 2Q04

Revenue per Financial Center

($ in thousands)

+8% $691 $714 $687 $704 $743

2Q03 3Q03 4Q03 1Q04 2Q04

Page 10 – #3736 Lehman Brothers, Ken Thompson

CMG revenue growth opportunity

Wachovia Securities retail brokerage

Client Asset Balances*

($ in billions)

+10% $564 $569 $603 $623 $619

2Q03 3Q03 4Q03 1Q04 2Q04

*Client assets for 2Q03 are combined Wachovia Securities and Prudential Securities prior to the consummation of the brokerage transaction.

Wachovia/Prudential Brokerage Integration

Largest client conversion ever in the retail brokerage industry completed over the Labor Day weekend

Over 1.9 million accounts Over $225 billion in assets*

Regretted broker attrition remains lower than anticipated at 3% Expected one-time merger costs reduced in 2Q04 to $1.0 billion

71% complete as of 6/30/04

*Prudential client assets of $225 billion excludes correspondent clearing business.

Page 11 – #3736 Lehman Brothers, Ken Thompson

Asset management momentum

Evergreen fund performance

Lipper

53%

65%

69%

2Q02 2Q03 2Q04

Morningstar

48%

59%

71%

2Q02 2Q03 2Q04

Lipper: 3-year Top 2 quartiles Taxable Fluctuating Funds Morningstar: 4 or 5 star rated funds

*Lipper and Morningstar ratings as of June 30th.

Page 12 – #3736 Lehman Brothers, Ken Thompson

WM revenue growth strategy

Intensify client focus

Trust and Investment Management Fees

($ in millions) $81 $83 $87 $89 $90

+11%

2Q03 3Q03 4Q03 1Q04 2Q04

Wealth Management Pre-Tax Margin

23%

24%

26%

29%

30%

2Q03 3Q03 4Q03 YTD 2004 2004 Goal

Page 13 – #3736 Lehman Brothers, Ken Thompson

CIB revenue growth strategy

Focus on growing market share

Wachovia Market Share

(based on lead deal $ volumes)

1.2%

3.6%

0.1%

1.1%

0.8%

2.7%

0.6%

2.3%

0.5%

1.3%

2.0%

5.7%

0.8%

0.7%

0.2%

8.2%

TOTAL Converts Equity High Grade High Yield Loan Syndications M&A Preferreds

2001

1H 2004

Sources: Converts (Bloomberg), Equity (EquiDesk), High Grade (Thomson Financial), High Yield (Bloomberg), Loan Syndications (Loan Pricing Corporation), M&A (Thomson Financial), Preferreds (Bloomberg).

Page 14 – #3736 Lehman Brothers, Ken Thompson

Corporate and Investment Bank

Non-interest revenue growth

Fee and Other Income +28% $556 $539 $621 $743 $716

2Q03 3Q03 4Q03 1Q04 2Q04

Fee Income as a % of Total Revenue

50.7% 49.9% 52.7% 56.7% 55.2%

Page 15 – #3736 Lehman Brothers, Ken Thompson

Wachovia Client Partnership:

Focus on cross-enterprise sales management

Strategy drives wealth, wholesale and retail opportunities

Initiative Revenue

($ in millions) $30 $70 $600 Opportunity

2003 2004 Goal 2007 Annual New Revenue Cumulative Production Impact

Partnership Revenue Opportunity

Retail to Wealth & Wealth Client Acquisition Wholesale to and from Wealth CIB to Wealth Product Cross-selling Initiatives

50% 30% 5% 15%

Page 16 – #3736 Lehman Brothers, Ken Thompson

Focus on improving cost structure and operating efficiencies

Operating Overhead Efficiency Ratio*

2Q03 2Q04

52.7%

61.0%

(#16)

55.0%

61.5%

(#15)

Median—Top 20 U.S. Banks

Wachovia

*Total noninterest expense, excluding merger-related and restructuring expense, divided by the sum of net interest income, including the tax-equivalent adjustment, and fee and other income.

Page 17 – #3736 Lehman Brothers, Ken Thompson

Focus on improving cost structure and operating efficiencies

General Bank Cash Overhead Efficiency Ratio*

58%

56%

55%

52%

50%

2001 2002 2003 YTD 2005

2004 Goal

*Total noninterest expense as reported on a segment basis, divided by the sum of net interest income, including the tax-equivalent adjustment, and fee and other income as reported on a segment basis.

Retail Brokerage Pre-Tax Margin

17%

14% 14% 14%

20%

2Q03 3Q03 4Q03 YTD 2005

2004 Year End Goal

Page 18 – #3736 Lehman Brothers, Ken Thompson

Balance sheet momentum

Wachovia vs. peers: credit quality

Net Charge-off Ratio vs. Top 20 U.S. Banks

0.92%

0.83%

0.97%

0.91%

0.78%

0.84%

0.80%

0.73%

0.70%

0.52%

0.34%

Median

WB (#2)

0.93%

0.83%

0.78%

0.59%

0.52%

0.49%

0.43%

0.33%

0.39%

0.17%

0.13%

4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04

Median—Top 20 U.S. Banks

Wachovia

Page 19 – #3736 Lehman Brothers, Ken Thompson

SouthTrust rationale

Creates $1 billion of shareholder value for WB shareholders based on announcement assumptions in June 21st investor presentation

Upside shareholder value potential exceeds $1.6B including achievable revenue synergies

Strengthens competitive positioning in fast growing Southeast Provides additional scale and growth opportunities to General Bank

Offers significant revenue synergies, yet none are assumed Deepens and expands base of key human capital Extends General Bank’s footprint Accelerates Texas strategy

Expense efficiencies reasonable and achievable Low-risk integration

Clean, straightforward systems environment

Vast majority of integration activities are GBG related Only two deposit conversions required

Integration plans further along than WB/FTU integration at this point in timeline

Capacity considerations require less system analysis and allows for handling of more accounts for less cost

Page 20 – #3736 Lehman Brothers, Ken Thompson

SouthTrust opportunity

Retail & Small Business: further leverage the sales culture

Branch revenue lift estimated at $175 million/year

Average SouthTrust branch production as a % of an average Wachovia branch*

22%

37%

48%

53%

100%

Consumer Loans Investment Sales Retail Checking Small Business Loans Goal

*Branch production estimates as of 1Q04.

Page 21 – #3736 Lehman Brothers, Ken Thompson

SouthTrust opportunity
Commercial: further leverage the sales culture

Avg. SouthTrust outstandings/RM as % of avg. WB outstandings/RM*


100%
67%
22%
Deposits
Loans
Goal

Additional product opportunities

- Treasury Services
  - Penetration of Small Business segment is 50% of Wachovia's
- Derivatives
  - New product opportunity
- Commercial Real Estate Securitizations
  - New product opportunity
- Permanent Real Estate Loan Placement
  - New product opportunity

**Commercial outstanding estimates as of 2Q04.*
Treasury Services Annual Revenues/Commercial Loans Outstanding.

Page 22 – #3736 Lehman Brothers, Ken Thompson

WACHOVIA

SouthTrust is a less complex conversion than Wachovia/First Union

Number system applications requiring conversion

1,100

600

45% fewer systems to convert

Transaction volumes as a % of legacy company

40%

10%

Lower transaction volumes as a % of acquiring company will result in minimal needs for capacity expansion

Wachovia/ First Union Wachovia/ SouthTrust

Number of accounts requiring conversion

(in millions)

5.2

2.3

55% fewer accounts to convert

Number of regional conversions

4

2

50% fewer regional conversions

Page 23 – #3736 Lehman Brothers, Ken Thompson

Moving forward

Strategic priorities will lead to continued success

Focus on maintaining employee engagement Focus on building customer loyalty Focus on execution of revenue growth strategies Focus on improving cost structure and operating efficiencies Focus on financial strength and corporate governance Focus on SouthTrust merger approval and successful merger integration

Page 24 – #3736 Lehman Brothers, Ken Thompson

Cautionary statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between Wachovia Corporation and SouthTrust Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to Wachovia’s and SouthTrust’s plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets” and similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s and SouthTrust’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and SouthTrust will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule and without greater divestitures than anticipated; (6) the failure of Wachovia’s and/or SouthTrust’s shareholders to approve the merger; (7) enforcement actions by governmental agencies that are not currently anticipated; (8) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (9) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (10) changes in the U.S. and foreign legal and regulatory framework; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company’s capital markets and asset management activities. Additional factors that could cause Wachovia’s and SouthTrust’s results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and SouthTrust’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Wachovia or SouthTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Wachovia and SouthTrust do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Page 25 – #3736 Lehman Brothers, Ken Thompson

Additional information

The proposed merger between Wachovia Corporation and SouthTrust Corporation will be submitted to Wachovia’s and SouthTrust’s shareholders for their consideration, and on August 31, 2004, Wachovia filed an amended registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Shareholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and SouthTrust, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.wachovia.com under the tab “Inside Wachovia – Investor Relations” and then under the heading “Financial Reports—SEC Filings”. You may also obtain these documents, free of charge, at www.southtrust.com under the tab “About SouthTrust”, then under “Investor Relations” and then under “SEC Documents”. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-374-6782, or to SouthTrust Corporation, P. O. Box 2554, Birmingham, AL 35290, (205)-254-5187.

Wachovia and SouthTrust, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Wachovia and SouthTrust in connection with the merger. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in the proxy statement, dated March 15, 2004, for Wachovia’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of SouthTrust and their ownership of SouthTrust common stock is set forth in the proxy statement, dated March 8, 2004, for SouthTrust’s 2004 annual meeting of shareholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above.

Page 26 – #3736 Lehman Brothers, Ken Thompson